

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 24, 2022

Meishuang Huang
Chief Executive Officer
Antelope Enterprise Holdings Ltd
Jinjiang Hengda Ceramics Co., Ltd.
Junbing Industrial Zone, Jinjiang City
Fujian Province, PRC

> **Re: Antelope Enterprise Holdings Ltd**
> **Amendment No. 4 to Registration Statement on Form F-3**
> **Filed June 2, 2022**
> **File No. 333-258782**

Dear Ms. Huang:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form F-3/A filed June 2, 2022

General

1. Please revise your filing, as applicable, to provide more specific and prominent disclosures about the legal and operational risks associated with China-based companies. For additional guidance, please see the Division of Corporation Finance's Sample Letter to China-Based Companies issued by the Staff in December 2021. For example:
    - with respect to your disclosure on the cover page regarding your corporate structure, if true, disclose that these contracts have not been tested in court;
    - regarding the description of how cash is transferred through your organization, please provide cross-references to the condensed consolidating schedule and the consolidated financial statements; and

- with respect to the Holding Foreign Companies Accountable Act, please expand your risk factors to disclose that the United States Senate has passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would decrease the number of "non-inspection years" from three years to two years, and thus, would reduce the time before your securities may be prohibited from trading or delisted.

Please tell us where in your revised filing you have provided disclosure responsive to each of the numbered comments in the Sample Letter, as applicable.

 Please contact Sergio Chinos at (202) 551-7844 or Anne Parker at (202) 551-3611 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing